Exhibit 4.1

ARTICLES OF AMENDMENT TO

ARTICLES SUPPLEMENTARY

9.25% SERIES A CUMULATIVE PREFERRED STOCK

The Articles Supplementary (“Articles”) of the 9.25% Series A Cumulative Preferred Stock of Double Eagle Petroleum Co. (the “Corporation”) are hereby amended as follows:

1. Section 2 of the Articles is hereby amended to add the following term:

“Qualifying Event” shall mean a Change of Ownership or Control where, after the transaction, the Corporation has Voting Stock subject to a National Market Listing and, on a pro-forma combined basis, had an EBITDA(X)-to-interest expense plus preferred dividends ratio of at least 2.0-to-1.0 for the 12-month period ending as of the end of the Corporation’s fiscal quarter immediately preceding the subject Change of Ownership or Control.

2. Sections 5(a), (b) and (c) of the Articles are hereby amended and restated as follows:

Section 5. Redemption.

(a) The Series A Preferred Shares shall not be redeemable by the Corporation prior to September 30, 2013, except following a Change of Ownership or Control as provided below in paragraphs (b) and (c) of this Section 5. On and after September 30, 2013, the Corporation, at its option, may redeem the Series A Preferred Shares, in whole at any time or from time to time in part at the option of the Corporation at a redemption price of $25.00 per Series A Preferred Share, plus the amounts indicated in paragraph (d) of this Section 5.

(b) Following a Change of Ownership or Control other than a Change of Ownership or Control (A) with, to or involving a Qualifying Public Company or (B) that is a Qualifying Event, within 90 days following the date on which such Change of Ownership or Control has occurred, the Corporation or the acquiring entity in such Change of Ownership or Control shall redeem the Series A Preferred Shares, in whole and not in part, for cash at the following price per Series A Preferred Share, plus the amounts indicated in paragraph (d) of this Section 5:

(i) if the Call Date is on or before June 30, 2008	$26.00
(ii) if the Call Date is after June 30, 2008, but on or before June 30, 2009	$25.75
(iii) if the Call Date is after June 30, 2009, but on or before June 30, 2010	$25.50
(iv) if the Call Date is after June 30, 2010, but on or before June 30, 2011	$25.25
(v) if the Call Date is after June 30, 2011	$25.00

(c) Following a Change of Ownership or Control (A) with, to or involving a Qualifying Public Company or (B) that is a Qualifying Event, for a period of 90 days following the date on which the Change of Ownership or Control has occurred, such Qualifying Public Company (if Clause (A) applies) or the Corporation (if Clause (B) applies) will have the right, but not the obligation, to redeem the Series A Preferred Shares, in whole but not in part, for cash at the applicable price determined pursuant to the schedule provided in subparagraphs (i) through (v) of paragraph (b) of this Section 5, plus the amounts indicated in paragraph (d) of this Section 5.

All other provisions of Section 5 and the Articles shall remain in full force and effect and unamended.